UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sotera Defense Solutions, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
37950B107
(CUSIP Number)
April 4, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31950B107

1	NAMES OF REPORTING PERSONS A. Damian Perl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 10 Pages

CUSIP No.	31950B107

1	NAMES OF REPORTING PERSONS GLOBAL Strategies Group Holding, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	FI

Page 3 of 10 Pages

CUSIP No.	31950B107

1	NAMES OF REPORTING PERSONS Kende Holding kft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hungary

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	FI

Page 4 of 10 Pages

CUSIP No.	31950B107

1	NAMES OF REPORTING PERSONS Contego Systems LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 5 of 10 Pages

CUSIP No.	31950B107

Item 1(a).	Name of Issuer:
Sotera Defense Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1501 Farm Credit Drive
Suite 2300
McLean, VA 22102-5011

Item 2(a).	Names of Persons Filing:
This statement is being filed jointly by:
(i)	Contego Systems LLC, a Delaware limited liability company, which is the holder of 0 shares of the issuer’s common stock, $0.01 par value;

(ii)	Kende Holding kft, a Hungarian company, which controls Contego Systems LLC;

(iii)	GLOBAL Strategies Group Holding, S.A., a company organized under the laws of Luxembourg, which owns and controls 99.98% of Kende Holding kft; and

(iv)	A. Damian Perl, an individual, who controls GLOBAL Strategies Group Holding, S.A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
For A. Damian Perl and Contego Systems LLC:
1501 Farm Credit Drive
Suite 2300
McLean, VA 22102-5011
For Kende Holding kft
Zichy Jeno U. 4
Budapest, K5 1066
For GLOBAL Strategies Group Holding, S.A.:
15 Boulevard Roosevelt
Luxembourg, L-2450

Item 2(c).	Citizenship:
A. Damian Perl: United Kingdom
Contego Systems LLC: Delaware
Kende Holding kft: Hungary
GLOBAL Strategies Group Holding, S.A.: Luxembourg

Page 6 of 10 Pages

CUSIP No.	31950B107

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:
31950B107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
With respect to A. Damian Perl, Contego Systems LLC, Kende Holding kft, and GLOBAL Strategies Group Holding, S.A.:
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Page 7 of 10 Pages

CUSIP No.	31950B107

Item 8.	Identification and Classification of Members of the Group.
A. Damian Perl
Contego Systems LLC
Kende Holding kft
GLOBAL Strategies Group Holding, S.A.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

Page 8 of 10 Pages

CUSIP No.	31950B107
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: April 4, 2011

A. Damian Perl
By:	/s/ Lisa Broome
	Name:	Lisa Broome
	Title:	Attorney-in-Fact*

Contego Systems LLC
By:	/s/ Lisa Broome
	Name:	Lisa Broome
	Title:	Attorney-in-Fact*

Kende Holding kft
By:	/s/ Lisa Broome
	Name:	Lisa Broome
	Title:	Attorney-in-Fact*

GLOBAL Strategies Group Holding, S.A.
By:	/s/ Lisa Broome
	Name:	Lisa Broome
	Title:	Attorney-in-Fact*

*	Signed pursuant to a Power of Attorney dated February 14, 2010 included as an Exhibit to the Schedule 13G filed with the Securities and Exchange Commission on February 16, 2010.

Page 9 of 10 Pages

CUSIP No.	31950B107
EXHIBITS

1. Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)	Page 11

Page 10 of 10 Pages